May 20, 2019

VIA ELECTRONIC FILING

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re: Advisors Preferred Trust, File Nos. 333-184169 and 811-22756

Ladies and Gentlemen:

On behalf of Advisors Preferred Trust, a registered investment company, we hereby submit, via electronic filing, Post-Effective Amendment No. 93 to Advisors Preferred Trust's Registration Statement on Form N-1A (the "Amendment"). The Amendment is filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, with respect to the Quantified Tactical Fixed Income Fund, Quantified Evolution Plus Fund, Quantified Common Ground Fund, and Quantified Pattern Recognition Fund (the "Funds"), each a series of the Trust. The main purpose of the filing is to register shares of the Funds.

If you have any questions concerning this filing, please contact JoAnn M. Strasser at (614) 469-3265 or Parker D. Bridgeport at (614) 469-3238.

Very truly yours,

/s/ Parker D. Bridgeport

Parker D. Bridgeport

4811-6196-3670.1